Exhibit 22.1

List of Issuers of Guaranteed Securities

As of March 31, 2023, the following subsidiary was the issuer of the 2.80% senior notes due June 2031 and the 2.85% senior notes due January 2032 guaranteed by Safehold Inc.

Name of Subsidiary	Jurisdiction of Organization
Safehold GL Holdings LLC	Delaware